SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2002

DASSAULT SYSTEMES S.A.
(Exact Name of Registrant as Specified in its Charter)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Registrant's Principal Executive Office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F __

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ______)

ENCLOSURES:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K a press release dated June 25, 2002, announcing a major contract with MAN Nutzfahrzeuge to standardize truck and bus production businesses.

IBM and Dassault Systemes Announce Major Contract with MAN Nutzfahrzeuge to Standardize Truck and Bus Production Processes

Europe's third largest truck manufacturer expands use of ENOVIA solutions and PLM services to realize substantial savings in engineering and manufacturing development processes

München, Germany and Paris, France - 25 June 2002 - MAN Nutzfahrzeuge (MAN), IBM, and Dassault Systemes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) today announced that MAN Nutzfahrzeuge will standardize all product development using Product Lifecycle Management (PLM) solutions from IBM and Dassault Systemes, including best practice methodologies and new ENOVIA V5 LCA products. IBM services will also be employed to boost productivity from the first stages of the project. This announcement is in line with the strategic decision from MAN Nutzfahrzeuge to standardize product development processes across its bus and truck divisions. The implementation of the IBM and Dassault Systemes PLM solutions at MAN is designed to improve the company's product diversity management of a great number of different truck and bus base models.

"*IBM PLM Solutions, including core CATIA and ENOVIA V5 application suites developed by Dassault Systemes, are the best software for us because they enable advanced configured digital mock-up usage closely linked with business process management, a crucial factor in today's extremely competitive economic climate. With the support of the IBM's IGS PLM consulting team, we will have the infrastructure to implement new and improved processes in our distributed engineering and manufacturing environment to meet our particular requirements*," explained Johannes Mittelhammer, director technical IT at MAN Nutzfahrzeuge. "*The MAN organization has begun an immediate implementation of the PLM infrastructure to support our decentralized organization, better manage our highly customized models. The network-oriented PLM solutions will give our entire product realization and product support functions a secure, transparent workspace allowing collaboration and real-time 3D product data sharing across all our bus and truck product lines at all our sites.*"

The agreement with MAN includes approximately 700 ENOVIA LCA licenses. ENOVIA LCA is a product data management application suite that supports complex product development processes with a very high degree of variants, typical of the truck and bus manufacturing industry. Using its integrated product, process, resources (PPR) infrastructure, ENOVIA LCA is designed to manage engineering and manufacturing processes built around multi-disciplinary multi-site configured digital mock-ups. ENOVIA LCA will be used throughout the entire company, tightly integrated with CATIA V5, the core product development application in the IBM and Dassault Systemes PLM portfolio, as well as MAN's own legacy systems.

Implementation, methodology, services and support will be provided by MAN IT and IBM Global Services.

Today's announcement confirms the industry's recognition of IBM and Dassault Systemes Product Lifecycle Management solutions in truck and bus manufacturing. Klaus Schaefer, vice president Europe Middle East Africa, IBM Product Lifecycle Management, said: "*This agreement redefines the close relationship the entire MAN Nutzfahrzeuge Group has with IBM and underscores the*

importance of the collaborative workplace for gaining competitive advantage. IBM, through its innovative PLM product suite and complete services and hardware offering, will continue to provide a business solution that supports MAN in its effort to increase productivity and better address customer demands."

Denis Senpere, vice president ENOVIA & SMARTEAM European Operations, Dassault Systemes, added: *"MAN Nutzfahrzeuge's decision reflects the proven market-tested business benefits derived from our integrated 3D PLM solutions. We are pleased that MAN recognizes the unique value of our ENOVIA solutions to support decentralized product development organizations with advanced business processes and powerful tools enabling collaboration for increased productivity and ultimately better products."*

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About MAN Nutzfahrzeuge

The MAN Nutzfahrzeuge is one of the world's leading manufacturers in the international vehicle industry. MAN Nutzfahrzeuge also provides complete solution for financing and service. MAN Nutzfahrzeuge has about 35,746 employees. Annual sales of the MAN Nutzfahrzeuge amount to € 6,7 billion, accounting for over 17% growth compared to the previous year. MAN Nutzfahrzeuge is part of the MAN Group.
Information about MAN Nutzfahrzeuge is available at http:**//www.man-nutzfahrzeuge.de.**
Information about the MAN Group is available at **http://www.man.de**

About IBM

IBM is the world's largest information technology company, with 80 years of leadership in helping businesses innovate. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at **http://www.ibm.com**

About Dassault Systemes

Dassault Systemes is the premier global software developer for the CAD/CAM/CAE/PLM market, providing companies with e-business solutions to implement their digital enterprise, thus creating and simulating the entire product life cycle from initial concept to product in service. CATIA, ENOVIA and DELMIA Solutions support industry-specific business processes to help unleash creativity and innovation, reduce development cycle time, improve quality, competitiveness and shareholder value: CATIA supports the digital product definition and simulation, DELMIA provides solutions to define and simulate lean digital manufacturing processes and ENOVIA delivers enterprise solutions that manage a comprehensive, collaborative and distributed model of the digital product, processes and resources. The combined integration creates the Digital Product life cycle Pipeline, supporting reuse of corporate knowledge. SolidWorks and SmarTeam Corp., as Dassault Systemes companies, offer respectively 3D design-centric and collaborative PDM software solutions based on Windows and the Internet. Spatial, also part of the Dassault Systemes family, is a market-leading provider of world-class 3D software components and services (for 3D modeling, visualization, and interoperability) to meet the requirements of 3D in Internet-based e-commerce and B2B applications.
Information about Dassault Systemes is available at http://www.dsweb.com

IBM Press Contact:	**Dassault Systemes Press Contacts:**	**Dassault Systemes Investor Contacts:**
Jennifer Feller + 331 41 88 61 89, jennyfeller@fr.ibm.com	Anthony Maréchal + 33 1 55 49 84 21 anthony_marechal@ds-fr.com	Giles Sanderson, Emma Rutherford, James Melville-Ross **Financial Dynamics** London tel. +44 207 831 3113
	Lorie Lichtlen, Nelly Dimey **Morgen Walke Europe** Paris tel. +33 1 47 03 68 10	Jean-Benoit Roquette, Ron Dassa **Morgen Walke Europe** Paris tel. +33 1 47 03 68 10
	Simon Manley **Financial Dynamics** London tel. +44 207 831 3113	

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant, Dassault Systemes, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 1, 2002

DASSAULT SYSTEMES

By: [signature]
Name: Thibault de Tersant
Title: Executive Vice-President, Finance and Administration